Morari

CONTACT
Jeff Bennett
Founder & CEO

COMPANY STATUS
Seed Stage – Raising $1,500,000

MILESTONES
- Completed development of first-gen product
- Completed feasibility and usability study
- 3 patents issued with additional filings submitted
- Completed FDA presub meeting
- Setup initial manufacturing line

MANAGEMENT
Jeff Bennett
Founder & CEO
Dr. Michael Hoey
Scientific Advisor
Dr. Landon Trost
Medical Director
Toni Dandrea
Commercialization
Dr. Jane Guyan
Sexologist
Mark Payne
Finance
Dr. Sew-Wah Tay
Regulatory
Greg Koeller
IP Attorney

SUMMARY
Morari has developed a drug-free wearable patch for the treatment of premature ejaculation (PE). PE is the most prevalent male sexual dysfunction, estimated to affect 30% of men worldwide. With a higher incidence than erectile dysfunction (ED) or an enlarged prostate, PE represents a large global market opportunity. The company has completed proof of concept testing, developed a second-generation Bluetooth enabled prototype, completed an early feasibility study, been issued a patent and filed for several others for a wearable treatment solution.

PROBLEM + SOLUTION
30% of men experience PE, where PE is defined as ejaculation occurring in less than one (1) minute post penetration. In the absence of PE, an additional 40% of men would prefer to last longer. The product uses neuromodulation to inhibit the nerves of the penis, thereby delaying ejaculation. The design includes a patch which contains elements that, when activated, interfere with the nerve signals from the penis to the brain to delay an ejaculation.

OPPORTUNITY
PE can be a serious quality of life issue. Most men don't consult a doctor and doctors lack meaningful treatment options. The impact of PE on partners can be significant. The company's market research discovered that many partners express disappointment, helplessness, frustration and unfulfilled feelings when their partners experience PE.

MARKET
Sexual health and wellness is a growing market segment within the multi-trillion dollar global health and wellness sector of consumer goods and therapies. The current market size for sexual health and wellness is estimated to be $10 billion and $40 billion in the U.S. and globally, respectively. Current annual consumption for PE related products, including sprays, creams and drug therapies, is greater than $1 billion today.

COMPETITION
There have been multiple attempts to treat PE through a variety of methods to include physiological/behavioral counseling, drug treatment, topical local anesthetics, cryoablation and radio frequency. To date there is no drug-free wearable product option available to consumers. Key companies either serving the PE market or broader sexual health and wellness sector today include Church & Dwight, Reckitt Benckiser, Roman, HIMS and Absorption Pharma.

REGULATORY
The product will be commercialized in two phases. The first product will not have an indication for PE but will have safety studies completed for 510(k) submission as a product to enhance or improve sexual performance. The second phase will launch a product with a claim for PE following FDA clearance via a class II, 510(k) de novo regulatory path.

STRATEGY
In the first phase of commercialization, the company will introduce the product through a dedicated on-line store. The second phase will target online distribution through large retailers, i.e.. Target, Walgreens/Boots, CVS and Walmart.

FINANCING MILESTONES

Round	Closing	Amount	Status	Milestones
Pre-Seed	2020	$1.65M	Closed	Working prototype, IRB approved, study, market/customer validation, FTO
Series Seed	2024	$1.5M	Open	Convert prototype to final design, user testing, FDA mtg, key hires, product testing, FDA submission, launch prep, commercial ready product

Product Images

Single use patches

Pulse generator with patch



MOR
12:49
Amplitude
49
Frequency
40
Width
80
Mode

App based control of patch



Morari
OFF
ON

Bluetooth app allows control by either partner to deliver neuromodulation that interferes with the nerve signals to delay an ejaculation

Patch placed in perineum (between scrotum and anus) and worn during intercourse